News Release

Resin Systems Announces Utility Pole Order

Edmonton, Alberta, March 2, 2004: Resin Systems Inc. (RSI) (RS–TSX Venture / RSSYF – OTCBB) and its operating division, RS Technologies (RS) today announced that its Prairie Region distributor EECOL Electric Ltd. (“EECOL”) has provided RS with an initial order in excess of  $3 million of composite utility poles and cross-arms.

EECOL will take delivery of this initial order over the next 12 months.  First deliveries will start at the end of the second quarter. Further financial terms will not be disclosed for competitive reasons.  The order will contribute to RS’s growing production order backlog. Also, in the opinion of RS management, this order will be a catalyst for rapidly opening opportunities with utility companies in the Prairie Region.

EECOL www.eecol.com, which is headquartered in Calgary, Alberta, has a global presence with 63 branches located in the Americas (north & south) with a specific focus on Western Canada.   The total direct staff includes in excess of 700 employees, making it one of Canada’s largest distribution companies in its sector.

EECOL provides the electrical material supply requirements of industry (utilities), contractors, E.P.C.'s and institutional customers with large and complete inventories (now including composite poles and cross arms), technically qualified personnel and prompt and efficient service.

EECOL is a member of IED Limited Partnership, a National Procurement and Marketing Association of Independent Electrical Distributors.

For further information contact:

Greg Pendura		Paul Giannelia
President & CEO		Chief Executive Officer
Resin Systems Inc.		RS Technologies Inc.
Ph: (780) 482-1953		Ph: (403) 219-8000
Email: greg@resinsystemsinc.com		Email: pg@grouprsi.com
www.resinsystemsinc.com
Grant Howard		John Robinson or Robert Kennedy
The Howard Group Inc.		Current Capital Corp.
Ph: (888) 221-0915		Ph: (416) 860-0211 or 1-877-859-5200
Email: grant@howardgroupinc.com		Email: john@currentcapital.com
www.howardgroupinc.com		Email: robert@currerntcapital.com
www.currentcapital.com

This news release contains "forward-looking statements" within the meaning of the United States federal securities laws. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Resin Systems Inc. undertakes no obligation to publicly update or revise any forward-looking statement contained in this news release except as required by law.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.